

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2024

Brian Copple
General Counsel and Secretary
HireRight Holdings Corp
100 Centerview Drive, Suite 300
Nashville, TN 37214

**Re: HireRight Holdings Corp**
**Amendment No. 1 to Schedule 13E-3 filed April 22, 2024**
**File No. 005-93449**
**Revised Preliminary Proxy Statement filed April 22, 2024**
**File No. 001-40982**

Dear Brian Copple:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing. Page and subsection references below are to the proxy statement listed above, unless otherwise indicated.

Revised Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3 filed April 22, 2024

Background of the Merger, page 21

1. We note your response to prior comment 1. Please revise your disclosure to clarify whether Private Equity Party B, Private Equity Party C, or Private Equity Party D are affiliated with either of the Sponsor Stockholders. We are unclear about what is meant by the following language in your response to comment 1: [The multiple parties that expressed interest in a transaction with the Company, on the one hand, and the Sponsor Stockholders, on the other hand] "did not have a relationship with any such parties *related to the Company*." Your revised disclosure should make clear whether they had any

affiliation or relationship, whether related to the Company or not.

2.   We note your response to prior comment 3. However, we continue to believe that the advice, including oral and written "reports" provided by Financial Advisor A related to the proposal made by Private Equity Party A appear to be materially related to the Merger. Evaluating the initial proposal from Private Equity Party A was part of the negotiations that resulted in the Company considering strategic alternatives, and in fact, Private Equity Party A reengaged with the Company regarding a potential transaction in November 2023. An alternative transaction with Private Equity Party A was part of the Board's evaluation of the Merger; your revised disclosure on pages 42-43 indicates that the Board (including the directors affiliated with the Sponsor Stockholders) relied on Financial Advisor A's advice to determine not to pursue a transaction with Private Equity Party A. Please revise to identify Financial Advisor A by name and summarize Financial Advisor A's oral "reports" provided to the Company and its representatives, including the Sponsor Stockholders. Written materials should be filed as exhibits to the Schedule 13E-3. Refer to Item 1015 of Regulation M-A, Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, as well as to Question 117.07 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Summary of Centerview Financial Analysis, page 45

3.   We note your response to prior comment 6 and reissue the first part our comment regarding the statement in the first paragraph of this section that "[t]he summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview…" While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview. Please modify to avoid characterizing the disclosure here as incomplete.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions